1934 Act Registration No. 33—96234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003

MTR CORPORATION LIMITED

(Translation of registrant’s name into English)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated May 15, 2003	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: May 15, 2003

3

Exhibit 1.1

MTR Corporation Limited

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING HELD ON 15TH MAY, 2003

POLL RESULTS

MTR Corporation Limited (“the Company”) is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 15th May, 2003 as follows:

	Resolutions	Number of Votes (%)
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2002.	4,070,262,985 (99.9986%)	58,780 (0.0014%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31st December, 2002.	4,083,817,156 (99.9995%)	19,991 (0.0005%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3(a).	To re-elect T Brian Stevenson as a member of the Board of Directors of the Company.	4,051,668,031 (99.9940%)	242,598 (0.0060%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3(b).	To re-elect Frederick Ma Si Hang as a member of the Board of Directors of the Company.	4,051,202,893 (99.9825%)	707,729 (0.0175%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3(c).	To re-elect Professor Cheung Yau Kai as a member of the Board of Directors of the Company.	4,051,655,191 (99.9935%)	261,595 (0.0065%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3(d).	To re-elect Edward Ho Sing Tin as a member of the Board of Directors of the Company.	4,051,615,392 (99.9926%)	299,799 (0.0074%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4.	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.	4,082,794,776 (99.9971%)	116,517 (0.0029%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5.

To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).*

		4,047,904,886 (98.1425%)	76,613,659 (1.8575%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4

6.	To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.*	4,083,691,763 (99.9969%)	125,757 (0.0031%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.

Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.*

		4,083,140,710 (99.9955%)	184,104 (0.0045%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

* The full text of the Resolution is set out in the Notice of the Annual General Meeting.

For and on behalf of
MTR Corporation Limited
Leonard Bryan Turk
Company Secretary

Hong Kong, 15th May, 2003

5